Exhibit (a)(l)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Series B Preferred Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 7, 2024, and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Dominion Energy, Inc. is not making the Offer to holders of Series B Preferred Shares in any jurisdiction in which the making of the Offer or the acceptance of any tender of Series B Preferred Shares would not be in compliance with the laws of such jurisdiction, provided that Dominion Energy, Inc. will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Dominion Energy, Inc.

Notice of Offer to Purchase

for Cash Any and All of Its 800,000 Outstanding Shares of

4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock

(CUSIP/ISIN No. 25746UDD8/US25746UDD81)

at a Purchase Price of $997.50 Per Share, Plus Accrued and Unpaid Dividends

Dominion Energy, Inc., a Virginia corporation (the “Company,” “we,” “our” and “us”), is offering to purchase for cash any and all of its 800,000 outstanding shares of 4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value, with a $1,000 liquidation preference per share (the “Series B Preferred Shares”), at purchase price of $997.50 per share, plus Accrued Dividends (as defined below), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated May 7, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). The purpose of the Offer is to reduce our future dividend payments.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 4, 2024 UNLESS THE COMPANY EXTENDS OR EARLIER TERMINATES THE OFFER (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED WITH RESPECT TO THE OFFER, THE “EXPIRATION DATE”).

As used in connection with the Offer, “Accrued Dividends” means, for each $1,000 liquidation preference of the Series B Preferred Shares, accrued and unpaid dividends from and including December 15, 2023 (which is the most recent dividend payment date with respect to such Series B Preferred Shares) up to, but not including, the date on which the purchase price is paid (the “Settlement Date”), assuming for the purposes of the Offer that a dividend for such Series B Preferred Shares had in fact been declared during such period. The Settlement Date will occur promptly following the Expiration Date and acceptance of the Series B Preferred Shares for purchase. The Company expects the Settlement Date to be June 6, 2024.

The Company intends to pay the consideration payable by it pursuant to the Offer, and the fees and expenses incurred by it in connection therewith, with a portion of the net proceeds from the Company’s public offering (the “Notes Offering”) of junior subordinated notes (the “Notes”) that was announced on May 6, 2024. The Offer is conditioned upon the satisfaction of certain conditions, including the consummation of the Notes Offering (the “Financing Condition”). In no event will the information contained in this announcement, the Offer to Purchase or the Letter of Transmittal regarding the Notes Offering constitute an offer to sell or a solicitation of an offer to buy any Notes.

The Offer to Purchase sets forth in full the conditions to the Offer, including the Financing Condition. The Offer is not conditioned upon a minimum number of Series B Preferred Shares having been tendered.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO HOLDERS OF SERIES B PREFERRED SHARES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SERIES B PREFERRED SHARES, AND NO ONE HAS BEEN AUTHORIZED BY THE COMPANY OR ITS BOARD OF DIRECTORS TO MAKE ANY SUCH RECOMMENDATION. ALL HOLDERS OF THE SERIES B PREFERRED SHARES SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING THEIR DECISION WHETHER TO TENDER THEIR SERIES B PREFERRED SHARES IN THE OFFER.

Upon the terms and subject to the conditions of the Offer, on the Settlement Date, we will accept for purchase any and all validly tendered and not validly withdrawn Series B Preferred Shares. Any tendered Series B Preferred Shares that are not accepted for purchase by the Company will be returned without expense to their tendering holder. Any Series B Preferred Shares not tendered or otherwise not purchased pursuant to the Offer will remain outstanding. We have no obligation to accept any Series B Preferred Shares that are not validly tendered before the Expiration Date. If the Offer settles, then the number of Series B Preferred Shares that remain outstanding will be reduced. This may adversely affect the liquidity of and/or increase the volatility in any market for the Series B Preferred Shares that remain outstanding after settlement of the Offer.

Upon the settlement of the Offer, the carrying value of the Series B Preferred Shares repurchased in the Offer will be removed from the preferred stock account within shareholders’ equity, and the difference between the repurchase price and the carrying value of each Series B Preferred Share repurchased (net of issuance costs) will be recorded as a change to net income to arrive at net income attributable to the Company for purposes of computing earnings per share.

The Company reserves the right to extend the Offer. If the Company extends the Offer, it will delay the acceptance of any Series B Preferred Shares subject to the Offer that have been tendered. The Company will issue a press release by 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date if it decides to extend the Offer.

Tendering holders may withdraw any Series B Preferred Shares they have tendered at any time before the Expiration Date, which will occur on June 4, 2024, one minute after 11:59 P.M., New York City time, unless the Company extends or earlier terminates the Offer. For a withdrawal to be effective, a holder must deliver on a timely basis prior to the Expiration Date a written notice of its withdrawal to D.F. King & Co., Inc., the tender agent for the Offer (the “Tender Agent”), at the address appearing below, or a properly transmitted “Request Message” through the Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”). A tendering holder’s notice of withdrawal must specify such tendering holder’s name, the number of Series B Preferred Shares to be withdrawn and the name of the registered holder of those Series B Preferred Shares. Some additional requirements apply for Series B Preferred Shares that have been tendered under the procedure for book-entry transfer as set forth in the Offer to Purchase.

For purposes of the Offer, the Company will be deemed to have accepted for purchase, and therefore purchased, the Series B Preferred Shares that are validly tendered and not validly withdrawn, only when, as and if it gives oral or written notice to the Tender Agent of its acceptance of the Series B Preferred Shares for purchase under the Offer. Upon the terms and subject to the conditions of the Offer, the Company will pay for the Series B Preferred Shares that it purchases under the Offer by depositing the aggregate purchase price for such Series B Preferred Shares, plus Accrued Dividends for such Series B Preferred Shares, with DTC, which will act as agent for tendering holders for the purpose of receiving payment from the Company and transmitting payment to the tendering holders of the Series B Preferred Shares.

To tender its Series B Preferred Shares prior to the Expiration Date, a holder must electronically transmit its acceptance of the Offer through ATOP, by which such holder will agree to be bound by the terms and conditions set forth in the Offer, or deliver to the Tender Agent a duly executed Letter of Transmittal and follow the procedures set forth in the Offer to Purchase and Letter of Transmittal. Questions or requests for assistance should be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), using the contact information listed below.

Please note that the Company will not purchase Series B Preferred Shares a holder may wish to tender in the Offer unless the Tender Agent receives the required confirmation prior to the Expiration Date. Beneficial owners should be aware that the broker, dealer, commercial bank, trust company or other nominee holding their Series B Preferred Sharesmay have an earlier deadline for beneficial owners to act to instruct it to accept the Offer on their behalf. Beneficial owners should contact their broker, dealer, commercial bank, trust company or other nominee to determine its applicable deadline.

The Series B Preferred Shares may be tendered and accepted for payment only in amounts equal to $1,000 liquidation preference per share and integral multiples of $1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted. Holders who tender less than all of their Series B Preferred Shares must continue to hold their Series B Preferred Shares in an amount equal to at least $1,000 liquidation preference per share.

There are no guaranteed delivery procedures available with respect to the Offer under the terms of the Offer to Purchase or any related materials. Holders must tender their Series B Preferred Shares in accordance with the procedures set forth in the Offer to Purchase.

The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of Series B Preferred Shares, and its determination will be final and binding on all parties, subject to a holder’s right to challenge the Company’s determination in a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of any Series B Preferred Shares that it determines are not in proper form or the acceptance for purchase of or payment for which the Company determines may be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Series B Preferred Share or any particular holder of Series B Preferred Shares, and the Company’s interpretation of the terms of the Offer will be final and binding on all parties, subject to a holder’s right to challenge the Company’s determination in a court of competent jurisdiction. No tender of Series B Preferred Shares will be deemed to have been validly made until the holder of the Series B Preferred Shares cures, or the Company waives, all defects or irregularities. None of the Company, the Tender Agent, the Information Agent, Barclays Capital Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC, as dealer managers (the “Dealer Managers”), or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

The cash received in exchange for tendered Series B Preferred Shares generally will be treated for U.S. federal income tax purposes either as (i) consideration received with respect to a sale or exchange of the tendered Series B Preferred Shares, or (ii) a distribution from the Company in respect of its stock, depending on the particular circumstances of each holder of Series B Preferred Shares. Please refer to the Offer to Purchase for a more detailed discussion. Holders of the Series B Preferred Shares should consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Upon request, the Offer to Purchase and the Letter of Transmittal will be provided to record holders of Series B Preferred Shares and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of the Series B Preferred Shares.

Pursuant to Rule l 3e-4(c)(2) under the Exchange Act, the Company is filing with the Securities Exchange Commission (the “SEC”) an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the SEC’s website at www.sec.gov. In addition, copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. The information required to be disclosed by Rule 13e-4(d)(l) under the Exchange Act is contained in the Offer to Purchase and is herein incorporated by reference.

Please contact the Dealer Managers with questions regarding the terms of the Offer at the contact information set forth below or the Information Agent with questions regarding how to tender and/or request additional copies of the Offer to Purchase, the Letter of Transmittal, or other documents related to the Offer at the contact information set forth below. Holders of Series B Preferred Shares also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. Please contact the Tender Agent at the contact information set forth below to confirm delivery of any Series B Preferred Shares.

The Information and Tender Agent for the Offer is:

D.F. King & Co., Inc.

By facsimile:

(For Eligible institutions only):

(212) 709-3328

Confirmation:

(212) 269-5552

By Email

dominion@dfking.com

By Mail, Overnight Courier or by Hand:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attn: Michael Horthman

Banks and Brokers call: (212) 269-5550

Toll free: (800) 431-9643

Email: dominion@dfking.com

The Dealer Managers for the Offer are:

Barclays Capital Inc. 745 Seventh Avenue New York, New York 10019 Attn: Liability Management Group (800) 438-3242 (toll-free) (212) 528-7581 (collect) Email: us.lm@barclays.com	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attn: Liability Management Group (866) 834-4666 (toll-free) (212) 834-4045 (collect)	Mizuho Securities USA LLC 1271 Avenue of the Americas New York, New York 10020 Attn: Liability Management (866) 271-7403 (toll-free) (212) 205-7562 (collect)